AQUAMER MEDICAL CORP.
510 Turnpike Street
North Andover, MA 01845

August 22, 2008

Mr. Gary Todd, Staff Accountant
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re: Aquamer Medical Corp.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-52327

Dear Mr. Todd:

In response to your letter of July 17, 2008 regarding our evaluation of our internal control over financial reporting, as required by Exchange Rules 13a-15 and 15d-15, we agree with your recommendation that we revise Item 8A of our Form 10-KSB for the year ended December 31, 2007.

We also agree that it is appropriate for us to revise our Principal Executive Officer and Principal Financial Officer certification pursuant to Item 601(b)(31) of Regulation S-B.

In accordance with the changes recommended above, we will be filing today a Form 10-KSB/A, which will amend the Form 10-KSB that was originally filed by us on April 14, 2008. We also will file an amended Form 10-Q for the quarter ended March 31, 2008, which was originally filed by us on May 14, 2008, solely to revise our Principal Executive Officer and Principal Financial Officer certification.

Aquamer Medical Corp. acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marshall Sterman
Marshall Sterman
President